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                 AMERICAN EXPRESS CREDIT CORPORATION
            (a wholly-owned subsidiary of American Express
                Travel Related Services Company, Inc.)

                              EXHIBIT 99

         EXCERPT FROM AMERICAN EXPRESS COMPANY'S QUARTERLY REPORT
             ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 1999


Year 2000

The Company's Year 2000 (Y2K) compliance effort is divided into two initiatives. The first, known as "Millenniax," relates to mainframe and other technological systems maintained by the American Express Technologies organization (AET). The second, known as "Business T," relates to the technological assets that are owned, managed or maintained by the Company's individual business and staff units. Our plans for remediation of the Y2K issue include the following program phases: (i) employee awareness and mobilization, (ii) inventory collection and assessment, (iii) impact analysis, (iv) remediation/decommission, (v) testing and (vi) implementation. With respect to systems maintained by the Company, the first three phases referred to above have largely been completed for both Millenniax and Business T. In addition, the remediation/decommission phase for critical systems is nearly complete. As of March 31, 1999, for Millenniax, the remediation/decommission, testing and implementation phases for critical and non-critical systems in total are 91%, 85% and 74% complete, respectively. For Business T, such phases are 94%, 85% and 84% complete, respectively.

The Company's cumulative costs since inception of the Y2K initiatives were $427 million through March 31, 1999 and are estimated to be in the range of $90 - $116 million for the remainder through 2000.* These costs, which are expensed as incurred, relate to both Millenniax and Business T, and have not had, nor are they expected to have, a material adverse impact on the Company's results of operations or financial condition.* Y2K costs related to Millenniax represent 6% and 1% of the AET budget for the years 1999 and 2000, respectively.*

The Company's major businesses are heavily dependent upon internal computer systems, and all have significant interaction with systems of third parties, both domestically and internationally. The Company is working with key external parties, including merchants, clients, counterparties, vendors, exchanges, utilities, suppliers, agents and regulatory agencies to mitigate the potential risks to us of Y2K. As part of our overall compliance program, the Company is actively communicating with third parties through face-to-face meetings and correspondence, on an ongoing basis, to ascertain their state of readiness. Although numerous third parties have indicated to us in writing that they are addressing their Y2K issues on a timely basis, the readiness of third parties overall varies across the spectrum. The failure of external parties to resolve their own Y2K issues in a timely manner could result in a material financial risk to the Company.

At this point, with remediation and testing of individual internal systems substantially complete, the Company's primary focus is on testing of systems on an integrated basis, independent validation of such testing and completing Y2K contingency plans. The contingency planning effort is a full-scale initiative that includes both internal and external experts under the guidance of a Company-wide steering committee. Our contingency plans, which are based in part on an assessment of the magnitude and probability of potential risks, primarily focus on proactive steps to prevent Y2K-related failures from occurring, or if they should occur, detecting them quickly, minimizing their impact and expediting their repair. The Y2K contingency plans supplement disaster recovery and business continuity plans already in place, and include measures such as selecting alternative suppliers and channels of distribution and developing our own technology infrastructure in lieu of those provided by third parties.

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Such plans encompass the creation of both remediation and business resumption contingency plans, generally in accordance with guidelines established by the Federal Financial Institutions Examination Council.
For the Company's critical systems that are not yet Y2K compliant, we are on track to achieving remediation by the second quarter of 1999*; to the extent that unforeseen circumstances arise that result in non-compliance of any such systems, remediation contingency plans are also being developed to mitigate such risk. Our business resumption contingency planning effort is divided into four phases: (i) establishing organizational planning guidelines; (ii) completing a business impact analysis; (iii) developing the business resumption contingency plans and (iv) validating and verifying the business resumption contingency plans. The first two of these phases have essentially been completed, and have identified and assessed the need for Y2K business resumption contingency plans for the Company's most critical core business processes. Such processes include, but are not limited to, credit authorization, Cardmember billing, merchant payment, client investments, funds transfer, securities settlement, and travel reservations. The contingency plans also address third party systems that the Company's businesses interface with and rely upon, such as international telecommunications networks, global financial payment and clearing systems, and airline and other travel systems. The Company expects that the development phase of its business resumption contingency plans will be substantially complete by the second quarter of 1999.* The final phase, which will include independent validation and verification of these plans, will take place during the third quarter of 1999.* The Company will continue to refine its contingency planning activities throughout
1999 as additional information related to our exposures is gathered.*
To the extent that there are Y2K failures that affect major internal processes or third party systems that the Company relies upon, including but not limited to those described above, such failures could have a material impact on the Company and its businesses or subsidiaries through business interruption or shutdown, financial loss, reputational damage and legal liability to third parties.

For a more complete discussion of the Y2K issue, see pages 22 and 23 of the Company's 1998 annual report to shareholders, which is incorporated by reference in the Company's 1998 10-K report.


* Statements in this Y2K discussion marked with an asterisk are forward-looking statements which are subject to risks and uncertainties. Important factors that could cause results to differ materially from these forward-looking statements include, among other things, the ability of the Company to successfully identify all systems containing two-digit codes, the nature and amount of programming required to fix the affected systems, the costs of labor and consultants related to such efforts, the continued availability of such resources, and the ability of third parties that interface with the Company to successfully address their Y2K issues.

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